

GKN PLC

GKN plc
PO Box 55, Ipsley House,
Ipsley Church Lane, Redditch
Worcestershire B98 0TL
England
T +44 (0)1527 517715
F +44 (0)1527 517700



17 October 2006

The United States Securities and Exchange Commission
Exemption File 82-5204
Division of Corporate Finance
Room 3094 (3-6)
450 5th Street
Northwest
Washington DC 20549
USA

06017960

SUPPL

Dear Sirs,

GKN plc

- **Holdings in Company**

For your information I enclose a copy of the above announcement which was released today.

Yours faithfully,

S. Mile

pp **Sandie De Ritter**

Enc

PRNUK 1710

Regulatory Announcement

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Free annual report

EXEMPTION NO. 82 - 5204

Company	GKN PLC
TIDM	GKN
Headline	Holding(s) in Company
Released	15:21 17-Oct-06
Number	PRNUK-1710

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1. Name of listed company

GKN PLC

2. Name of shareholder with a major interest

FRANKLIN RESOURCES INC.

3. Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a non-beneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

SHAREHOLDER NAMED IN 2.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Bank of New York - 2,506,825

IXIS Investor Services - 325,549

JP Morgan Chase - 18,341,582

Citibank - 925,432

Clydesdale Bank plc - 2,091,540

Euroclear - 126,690

HSBC Bank plc - 1,146,882

Mellon Bank - 2,983,887

Merrill Lynch Intl Ltd - 2,121,840

Northern Trust Company - 1,409,073

Royal Trust Corp of Canada - 4,589,757

State Street Bank - 5,377,587

5. Number of shares/amount of stock acquired

N/A

6. Percentage of issued class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

N/A

7. Number of shares/ amount of stock disposed

NOT KNOWN

8. Percentage of issued class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

NOT KNOWN

9. Class of security

10. Date of

11. Date listed

	transaction	company informed
ORDINARY SHARES OF 50P EACH	NOT KNOWN	17 OCTOBER 2006

12.Total holding following this notification

41,946,644

13. Total percentage holding of issued class following this notification (any treasury shares held by the listed company should not be taken into account when calculating percentage)

5.93%

14. Any additional information

DECREASE IN NOTIFIABLE INTEREST PREVIOUSLY DISCLOSED AT 6% LEVEL

15. Name of contact and telephone number for queries

CHRISTOPHER WINTERS - 01527 533383

16. Name and signature of duly authorised officer of the listed company responsible for making this Notification

CHRISTOPHER WINTERS

SENIOR SECRETARIAL ASSISTANT

Date of notification : 17 OCTOBER 2006

EXEMPTION NO.
82 - 5204

END

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GKN PLC



GKN plc
PO Box 55, Ipsley House,
Ipsley Church Lane, Redditch
Worcestershire B98 0TL
England
T +44 (0)1527 517715
F +44 (0)1527 517700

18 October 2006

The United States Securities and Exchange Commission
Exemption File 82-5204
Division of Corporate Finance
Room 3094 (3-6)
450 5th Street
Northwest
Washington DC 20549
USA

Dear Sirs,

GKN plc
- **Transaction in own shares**

For your information I enclose a copy of the above announcement which was released on 17 October.

Yours faithfully,

S. Miles

ff **Sandie De Ritter**

Enc

PRNUK 1710061707-570A

Regulatory Announcement

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Free annual report

Company	GKN PLC
TIDM	GKN
Headline	Transaction in Own Shares
Released	17:09 17-Oct-06
Number	PRNUK-1710

GKN plc

Purchase of own securities held in Treasury

GKN plc announces that on 17 October 2006 it purchased 400,000 of its ordinary shares at a price of 295.8646p per share from UBS Limited. It is intended that these shares are held in Treasury.

Following the purchase, GKN plc holds 33,841,850 of its ordinary shares in Treasury and has a total of 706,839,875 ordinary shares (excluding Treasury shares) in issue.

Grey Denham

Company Secretary

17 October 2006

END

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 GKN PLC


RECEIVED

GKN plc
PO Box 55, Ipsley House,
Ipsley Church Lane, Redditch
Worcestershire B98 0TL
England
T +44 (0)1527 517715
F +44 (0)1527 517700

13 October 2006

The United States Securities and Exchange Commission
Exemption File 82-5204
Division of Corporate Finance
Room 3094 (3-6)
450 5th Street
Northwest
Washington DC 20549
USA

Dear Sirs,

GKN plc

- **Holdings in Company**
- **Transaction in own shares**

For your information I enclose copies of the above announcements which were released on 12 October.

Yours faithfully,

S. Miles

pp **Sandie De Ritter**

Enc

PRNUK 1210061215-ABC5 (Holdings in Company)
PRNUK 1210061738-55E6 (Transaction in own shares)

Regulatory Announcement

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Free annual report 

Company	GKN PLC
TIDM	GKN
Headline	Transaction in Own Shares
Released	17:39 12-Oct-06
Number	PRNUK-1210

EXEMPTION NO.
82 - 5204

GKN plc

Purchase of own securities held in Treasury

GKN plc announces that on 12 October 2006 it purchased 500,000 of its ordinary shares at a price of 293.199p per share from UBS Limited. It is intended that these shares are held in Treasury.

Following the purchase, GKN plc holds 33,441,850 of its ordinary shares in Treasury and has a total of 707,239,875 ordinary shares (excluding Treasury shares) in issue.

Grey Denham

Company Secretary

12 October 2006

END

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Regulatory Announcement

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Free annual report




Company	GKN PLC
TIDM	GKN
Headline	Holding(s) in Company
Released	12:15 12-Oct-06
Number	PRNUK-1210

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1. Name of listed company

GKN PLC

2. Name of shareholder with a major interest

FRANKLIN RESOURCES INC.

3. Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a non-beneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

SHAREHOLDER NAMED IN 2.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Bank of New York - 2,835,374

JP Morgan Chase - 23,567,582

Citibank - 925,432

Clydesdale Bank plc - 2,091,540

Euroclear - 132,690

HSBC Bank plc - 1,146,882

Mellon Bank - 2,983,887

Merrill Lynch Intl Ltd - 2,121,840

Northern Trust Company - 1,409,073

Royal Trust Corp of Canada - 5,607,757

State Street Bank - 5,940,534

5. Number of shares/amount of stock acquired

N/A

6. Percentage of issued class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

N/A

7. Number of shares/ amount of stock disposed

NOT KNOWN

8. Percentage of issued class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

NOT KNOWN

9. Class of security

ORDINARY SHARES OF 50P EACH

10. Date of transaction

11. Date listed company informed

NOT KNOWN 12 OCTOBER 2006

12. Total holding following this notification

48,762,591

13. Total percentage holding of issued class following this notification (any treasury shares held by the listed company should not be taken into account when calculating percentage)

6.89%

14. Any additional information

DECREASE IN NOTIFIABLE INTEREST PREVIOUSLY DISCLOSED AT 7% LEVEL

15. Name of contact and telephone number for queries

CHRISTOPHER WINTERS - 01527 533383

16. Name and signature of duly authorised officer of the listed company responsible for making this Notification

CHRISTOPHER WINTERS

SENIOR SECRETARIAL ASSISTANT

Date of notification : 12 OCTOBER 2006


EXEMPTION NO.
82 - 5204

END

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